

February 23, 2015

<u>Via E-mail</u>
Michael I. German
President and Chief Executive Officer
Corning Natural Gas Holding Corporation
330 W. William Street
Corning, New York 14830

> **Re: Corning Natural Gas Holding Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed December 23, 2014**
> **Response dated February 17, 2015**
> **File No. 333-190348**

Dear Mr. German:

We have reviewed your response dated February 17, 2015 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2014

Consolidated Financial Statements, page 29

Consolidated Statements of Income and Comprehensive Income, page 32

1. We reviewed your response to comment 2. In future filings, please present each component that makes up comprehensive income as well as gross reclassification adjustments. Refer to ASC 220-10-45-1A.b., 220-10-45-10A and 220-10-45-17. Please also disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments. Refer to ASC 220-10-45-12.

Notes to Consolidated Financial Statements, page 35

(6) Long-term Debt, page 43

2. We reviewed your response to comment 7. Please tell us if the modification resulted in the application of extinguishment accounting and explain your basis for this determination referencing applicable GAAP. Please also tell us the amounts of any gains or losses recognized and how such amounts were determined referencing applicable GAAP. Finally, tell us whether any fees were paid between you and the creditor and/or to third parties and if so, tell us these amounts and how they were accounted for referencing applicable GAAP.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Firouzeh Sarhangi
        Chief Financial Officer